Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports Comparable Store Sales Increase of 10.5% for January, 6.6% for the Fourth Quarter and 5.7% for the 2012 Fiscal Year

HOUSTON, TX, February 7, 2013 - Stage Stores, Inc. (NYSE: SSI) today reported total sales of $100 million for the five week January period ended February 2, 2013 versus $85 million for the prior year four week January period ended January 28, 2012. Comparable store sales for the first four weeks of this year's January period increased 10.5%.

Every merchandise category achieved a comparable store sales increase for the month, with accessories, home, intimates, junior sportswear and misses sportswear posting comparable store sales gains that exceeded the Company average. Geographically, every region of the country achieved a comparable store sales increase, with the Northeast, Mid Atlantic and South Central regions outperforming.

For the fourteen week fourth quarter, the Company reported total sales of $528 million versus $479 million for the thirteen week fourth quarter last year. Comparable store sales during the first thirteen weeks of this year's fourth quarter grew 6.6%. For the 53 week 2012 fiscal year, total sales were $1,646 million versus $1,512 million for the 52 week 2011 fiscal year. Comparable store sales during the first 52 weeks of the 2012 fiscal year increased 5.7%.

Michael Glazer, President and Chief Executive Officer, commented, "January put an exclamation point on a fantastic fourth quarter and year, as the month's strong performance helped push comparable store sales for both periods to their highest levels in over 10 years. We achieved solid comparable store sales increases across all of our families of business and in all areas of the country in January. With these strong sales results, as we previously announced, we will meet or exceed the high end of our earnings guidance range for the 2012 fiscal year.

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"Our strong finish to the year gives us momentum heading into 2013. That, coupled with the initiatives we have in place to build upon the excitement that we created in 2012 in our merchandising, marketing and stores, makes us optimistic that we can continue to deliver strong sales and earnings growth," Mr. Glazer concluded.

SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
	2012	2011	2012[1]	2011[2]
1st Quarter	2.5	0.2	366	347
2nd Quarter	5.4	0.9	381	353
3rd Quarter	8.1	(0.6)	371	333
November	13.2	2.3	141	121
December	2.7	1.2	287	273
January	10.5[3]	(0.1)	100	85
4th Quarter	6.6[3]	1.3	528	479
Full Year	5.7[3]	0.5	1,646	1,512

(1) Fiscal 2012 consisted of 53 weeks and ran from January 29, 2012 to February 2, 2013.
(2) Fiscal 2011 consisted of 52 weeks and ran from January 30, 2011 to January 28, 2012.
(3) Comparable store sales are calculated over the first 4 weeks of the 5 week January period, the first 13 weeks of the 14 week fourth quarter, and the first 52 weeks of the 53 week 2012 fiscal year.

The Company reconfirmed that, beginning in fiscal 2013, it will no longer report monthly sales. The Company will report its sales on a quarterly basis at the same time that it reports its quarterly results.

Store Activity

The Company reported that it closed a store in Baytown, TX during January. For the 2012 fiscal year, the Company opened 56 new stores and closed 5 stores. As a result of its store activity, the Company's store count grew from 813 stores at the beginning of the year to 864 stores at the end of the year.

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Reporting of Fourth Quarter and Full Year Results

The Company plans to report its fourth quarter and 2012 fiscal year results before the market opens on Tuesday, March 12, 2013, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 864 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's expectations that it will meet or exceed the high end of its earnings guidance range for the 2012 fiscal year. Forward-looking statements also include comments regarding the Company's expectations that it will continue to deliver strong sales and earnings growth. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 28, 2012, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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